SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.          )*

Chesapeake Midstream Partners, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests, No Par Value

(Title of Class of Securities)

16524K 108

(CUSIP Number)

Global Infrastructure Investors II, LLC

Attention: Joseph Blum

12 East 49th Street

New York, New York 10017

(212) 315-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16524K 108	13D	Page 1 of 18 Pages

(1)	Names of reporting persons Global Infrastructure Investors II, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 68,242,727(1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 68,242,727(1)
(11)	Aggregate amount beneficially owned by each reporting person 68,242,727(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11 60.2%(2)
(14)	Type of reporting person OO (Delaware limited liability company)

(1)	Includes 33,704,666 Common Units and 34,538,061 Subordinated Units, which may be converted into Common Units on a one-for-one basis after the expiration of the Subordination Period (as defined in the First Amended and Restated Agreement of Limited Partnership of the Issuer (the “Partnership Agreement”)), and other circumstances as noted in the Partnership Agreement.
(2)	Based on 78,900,747 Common Units outstanding as of May 4, 2012, and assumes conversion of the Subordinated Units held by the Reporting Persons.

CUSIP No. 16524K 108	13D	Page 2 of 18 Pages

(1)	Names of reporting persons Global Infrastructure GP II, L.P.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Guernsey, Channel Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 68,242,727(1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 68,242,727(1)
(11)	Aggregate amount beneficially owned by each reporting person 68,242,727(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11 60.2%(2)
(14)	Type of reporting person PN (Guernsey, Channel Islands limited partnership)

(1)	Includes 33,704,666 Common Units and 34,538,061 Subordinated Units, which may be converted into Common Units on a one-for-one basis after the expiration of the Subordination Period (as defined in the Partnership Agreement), and other circumstances as noted in the Partnership Agreement.
(2)	Based on 78,900,747 Common Units outstanding as of May 4, 2012, and assumes conversion of the Subordinated Units held by the Reporting Persons.

CUSIP No. 16524K 108	13D	Page 3 of 18 Pages

(1)	Names of reporting persons GIP II Eagle Acquisition Holdings GP, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 68,242,727(1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 68,242,727(1)
(11)	Aggregate amount beneficially owned by each reporting person 68,242,727(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11 60.2%(2)
(14)	Type of reporting person OO (Delaware limited liability company)

(1)	Includes 33,704,666 Common Units and 34,538,061 Subordinated Units, which may be converted into Common Units on a one-for-one basis after the expiration of the Subordination Period (as defined in the Partnership Agreement), and other circumstances as noted in the Partnership Agreement.
(2)	Based on 78,900,747 Common Units outstanding as of May 4, 2012, and assumes conversion of the Subordinated Units held by the Reporting Persons.

CUSIP No. 16524K 108	13D	Page 4 of 18 Pages

(1)	Names of reporting persons GIP II Eagle Holdings Partnership, L.P.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 68,242,727(1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 68,242,727(1)
(11)	Aggregate amount beneficially owned by each reporting person 68,242,727(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11 60.2%(2)
(14)	Type of reporting person PN (Delaware limited partnership)

(1)	Includes 33,704,666 Common Units and 34,538,061 Subordinated Units, which may be converted into Common Units on a one-for-one basis after the expiration of the Subordination Period (as defined in the Partnership Agreement), and other circumstances as noted in the Partnership Agreement.
(2)	Based on 78,900,747 Common Units outstanding as of May 4, 2012, and assumes conversion of the Subordinated Units held by the Reporting Persons.

CUSIP No. 16524K 108	13D	Page 5 of 18 Pages

(1)	Names of reporting persons GIP II Eagle 1 Holding, L.P.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11 0.0%
(14)	Type of reporting person PN (Delaware limited partnership)

CUSIP No. 16524K 108	13D	Page 6 of 18 Pages

(1)	Names of reporting persons GIP II Eagle 2 Holding, L.P.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11 0.0%
(14)	Type of reporting person PN (Delaware limited partnership)

CUSIP No. 16524K 108	13D	Page 7 of 18 Pages

(1)	Names of reporting persons GIP II Eagle 3 Holding, L.P.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11 0.0%
(14)	Type of reporting person PN (Delaware limited partnership)

CUSIP No. 16524K 108	13D	Page 8 of 18 Pages

(1)	Names of reporting persons GIP II Eagle 4 Holding, L.P.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11 0.0%
(14)	Type of reporting person PN (Delaware limited partnership)

CUSIP No. 16524K 108	13D	Page 9 of 18 Pages

ITEM 1. Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the common units representing limited partner interests (the “Common Units”) of Chesapeake Midstream Partners, L.P., a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at 900 NW 63rd Street, Oklahoma City, Oklahoma 73118.

ITEM 2. Identity and Background

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Global Infrastructure Investors II, LLC, a Delaware limited liability company (“Global Investors”)

Global Infrastructure GP II, L.P., a Guernsey limited partnership (“Global GP”)

GIP II Eagle Acquisition Holdings GP, LLC, a Delaware limited liability company (“Eagle GP”)

GIP II Eagle Holdings Partnership, L.P., a Delaware limited partnership (“Eagle Holdings”)

GIP II Eagle 1 Holding, L.P., a Delaware limited partnership (“Eagle 1”)

GIP II Eagle 2 Holding, L.P., a Delaware limited partnership (“Eagle 2”)

GIP II Eagle 3 Holding, L.P., a Delaware limited partnership (“Eagle 3”)

GIP II Eagle 4 Holding, L.P., a Delaware limited partnership (“Eagle 4”)

Eagle 1, Eagle 2 and Eagle 3 are sometimes collectively referred to herein as the “Eagle Funds.” The Eagle Funds and Eagle 4 are sometimes collectively referred to herein as the “GIP Funds.”

Global Investors is the sole general partner of Global GP. Global GP is the (i) managing member of Eagle GP, (ii) the sole general partner of each of the members of Eagle 1, (ii) the sole general partner of the sole member of the general partner of Eagle 2, (iii) the sole general partner of the sole member of the general partner of Eagle 3 and (iv) the managing member of the sole general partner of Eagle 4. Eagle GP is the sole general partner of Eagle Holdings. The GIP Funds, Eagle GP and Eagle Holdings were formed solely for the purpose of investing in the Issuer and its affiliates. Global GP is principally engaged in the business of investing in companies, including the Issuer and its affiliates. Global Investors is principally engaged in the business of managing Global GP.

The officers of Global Investors are: Joseph Blum, Jonathan Bram, Matthew Harris, Mark Levitt, Michael McGhee, Mehrdad Noorani, Adebayo Ogunlesi, Rajaram Rao and William Woodburn, (collectively, the “Officers”). The directors of Global Investors are Matthew Harris, Mark Levitt and Gregg Myers (collectively, the “Directors”). The Investment Committee of Global Investors, which collectively has the power to make decisions on behalf of Global Investors with respect to the voting and disposition of the Common Units beneficially held by each of the Reporting Persons, consists of the following voting members: Joseph Blum, Jonathan Bram, Matthew Harris, Michael McGhee, Mehrdad Noorani, Adebayo Ogunlesi, Robert O’Brien, Rajaram Rao and William Woodburn. The individuals named in this Item 2 are sometimes referred to herein as the “Related Persons.” Each of the Related Persons is a citizen of the United States of America, except for Michael McGhee and Rajaram Rao, who are citizens of the United Kingdom.

The present principal occupation and business address of each of the Related Persons are set forth on Annex A attached hereto.

The address of the principal business and principal office of Global GP is Les Echelons, Les Echelons Court, South Esplanade, St. Peter Port, Guernsey GY1 1AR, Channel Islands. The address of the principal business and principal office of each of the other Reporting Persons is 12 East 49th Street, 38th Floor, New York, NY 10017.

CUSIP No. 16524K 108	13D	Page 10 of 18 Pages

During the past five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration

The Eagle Funds obtained the funds for the purchase of the First Purchase Agreement Subject Interests (as defined in Item 4 below) through capital contributions from their respective partners, which in turn obtained such funds from their respective partners and the respective partners and members of such partners. The Eagle Funds paid cash consideration of $1 billion for the First Purchase Agreement Subject Interests (such transaction, the “First Transaction”).

Eagle Holdings will obtain the funds for the purchase of the Second Purchase Agreement Subject Interests (as defined in Item 4 below) through a capital contribution from Eagle 4, which in turn will obtain such funds from its partners, which will in turn obtain such funds from its partners and the respective partners and members of such partners. Eagle Holdings will pay cash consideration of $1 billion for the Second Purchase Agreement Subject Interests (such transaction, the “Second Transaction”).

ITEM 4. Purpose of Transaction

On June 15, 2012, pursuant to a purchase agreement dated as of June 7, 2012 (the “First Purchase Agreement”), between the Eagle Funds and Chesapeake Midstream Holdings, L.L.C. (“CMH”), the Eagle Funds purchased from CMH, for cash consideration of $1.0 billion, (i) an aggregate of 28,099,946 subordinated units of the Issuer (“Subordinated Units”) and (ii) an aggregate of 500 units of Chesapeake Midstream Ventures, L.L.C. (“CMV”), the sole member of Chesapeake Midstream GP, L.L.C., a Delaware limited liability company and the general partner of the Issuer (such limited liability company, the “General Partner” and such units, the “CMV Units” and together with such Subordinated Units, the “First Purchase Agreement Subject Interests”).

Eagle 4 and CMH have entered into a purchase agreement dated as of June 7, 2012 (the “Second Purchase Agreement”) pursuant to which CMH agreed to sell to Eagle 4, and Eagle 4 agreed to buy from CMH, for cash consideration of $1.0 billion, (i) 6,438,115 Subordinated Units and (ii) 33,704,666 Common Units (collectively, the “Second Purchase Agreement Subject Interests”). The Second Transaction is expected to close on or about June 29, 2012. The closing of the Second Transaction is subject to certain conditions, including completion of the First Transaction, the execution of certain agreements necessary to consummate the sale of the Second Purchase Agreement Subject Interests and the satisfaction of certain financing requirements.

On June 25, 2012, pursuant to an Assignment and Contribution Agreement, the Eagle Funds contributed to Eagle Holdings all of the First Purchase Agreement Subject Interests (the “Contribution”) and assigned all of their rights and obligations under the First Purchase Agreement (the “First PSA Assignment”), and Eagle 4 assigned to Eagle Holdings all of its

CUSIP No. 16524K 108	13D	Page 11 of 18 Pages

rights and obligations under the Second Purchase Agreement (the “Second PSA Assignment,” and together with the Contribution and the First PSA Assignment, the “Assignment”). In exchange for, and upon the Assignment, Eagle Holdings issued to each of the GIP Funds limited partnership interests in Eagle Holdings. As a result of the Assignment, Eagle Holdings may be deemed to have acquired beneficial ownership of the Second Purchase Agreement Subject Interests. Upon the closing of the Second Transaction, Eagle Holdings will acquire all of the Second Purchase Agreement Subject Interests. As a result of the Assignment, none of the GIP Funds, as limited partners of Eagle Holdings, retained any power to vote or dispose of any of the Subordinated Units, CMV Units and Common Units held directly by Eagle Holdings.

In connection with the closing of the First Transaction, CMV, CMH and the GIP Funds and certain entities affiliated with the GIP Funds entered into an Investor Rights Agreement dated as of June 15, 2012 (the “Investor Rights Agreement”). Pursuant to the Investor Rights Agreement (i) the two designees of CMH resigned from the board of managers of CMV and one of CMH’s two designees resigned from the board of directors of the General Partner (the “GP Board”), and (ii) until the earliest of the closing of the Second Transaction, the termination of the Second Purchase Agreement in certain circumstances, the failure of CMH and its affiliates to hold at least five percent of the issued and outstanding Common Units and Subordinated Units or June 15, 2015, CMH has the right to appoint one member of the GP Board. Upon the closing of the Second Transaction, CMH’s remaining designee will resign from the GP Board, and CMH will not be entitled to appoint any members of the GP Board.

Concurrently with the closing of the First Transaction, the Issuer, the General Partner, Chesapeake MLP Operating, L.L.C., CMV, the GIP Funds and GIP II-B Eagle AIV 1, L.P., which is the sole member of the general partner of Eagle 2 (the “Eagle 2 Fund”) entered into a Management Rights Agreement dated as of June 15, 2012 (the “Management Rights Agreement”), pursuant to which the Eagle 2 Fund obtained the right to designate each member of the board of managers of CMV (“CMV Manager”) and each member of the GP Board (“GP Director”) to the extent that the Eagle Funds had the right to designate CMV Managers and GP Directors. Prior to the Assignment, the Eagle Funds had the right to designate at least two members of the board of managers of CMV and at least one member of the GP Board. In connection with the Assignment, Eagle Holdings obtained such right and the Eagle Funds ceased to have such right. The Eagle 2 Fund, Eagle Holdings, Eagle 2, Eagle GP and CMV have entered into a Director Agreement effective as of the date of the Assignment (the “Director Agreement”), pursuant to which the Eagle 2 Fund has the right to designate one CMV Manager and one GP Director, in each case that Eagle Holdings has the right to designate. At the closing of the First Transaction, the Eagle Funds designated William Brilliant as a CMV Manager and as a GP Director.

The foregoing descriptions of the First Purchase Agreement, the Second Purchase Agreement, the Assignment and Contribution Agreement, the Investor Rights Agreement, the Management Rights Agreement and the Director Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and incorporated herein by reference.

CUSIP No. 16524K 108	13D	Page 12 of 18 Pages

The purpose of the acquisition by the GIP Funds and Eagle Holdings of the First Purchase Agreement Subject Interests and the Second Purchase Agreement Subject Interests (together, the “Subject Interests”) is for investment purposes. Eagle Holdings may seek to sell the Subject Interests in the ordinary course of business. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire, retain or sell all or a portion of the Subject Interests in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Subject Interests; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth above, the Reporting Persons and Related Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number and percentage of Common Units beneficially owned by each of the Reporting Persons, as well as the number of Common Units as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof.

Reporting Person	Amount beneficially owned(1)	Percent of class(2)	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Global Infrastructure Investors II, LLC (“Global Investors”)	68,242,727	60.2%	0	68,242,727	0	68,242,727
Global Infrastructure GP II, L.P. (“Global GP”)	68,242,727	60.2%	0	68,242,727	0	68,242,727
GIP II Eagle Acquisition Holdings GP, LLC (“Eagle GP”)	68,242,727	60.2%	0	68,242,727	0	68,242,727
GIP II Eagle Holdings Partnership, L.P. (“Eagle Holdings”)	68,242,727	60.2%	0	68,242,727	0	68,242,727

(1)	The Reporting Persons hold 34,538,061 Subordinated Units, which may be converted into Common Units on a one-for-one basis after the expiration of the Subordination Period (as defined in the First Amended and Restated Agreement of Limited Partnership of the Issuer (the “Partnership Agreement”)), and other circumstances as noted in the Partnership Agreement.
(2)	Based on 78,900,747 Common Units outstanding as of May 4, 2012, and assumes conversion of the Subordinated Units held by the Reporting Persons.

CUSIP No. 16524K 108	13D	Page 13 of 18 Pages

Eagle Holdings beneficially holds 68,242,727 Common Units, consisting of (i) 28,099,946 Subordinated Units subject to the First Transaction and (ii) 6,438,115 Subordinated Units and 33,704,666 Common Units subject to the Second Transaction.

Eagle GP is the sole general partner of Eagle Holdings, and in such capacity may be deemed to share beneficial ownership of the Common Units beneficially held by Eagle Holdings.

Global GP is the managing member of Eagle GP, and in such capacity may be deemed to share beneficial ownership of the Common Units beneficially held by Eagle GP.

Global Investors is the sole general partner of Global GP, and in such capacity may be deemed to share beneficial ownership of the Common Units beneficially held by Global GP.

Eagle Holdings, Eagle GP, Global GP and Global Investors may be deemed to be acting as a group in relation to their respective holdings in the Issuer but do not affirm the existence of any such group.

None of the other Reporting Persons or Related Persons beneficially owns any Common Units.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Common Units owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c) Pursuant to the First Transaction, Eagle 1, Eagle 2 and Eagle 3 acquired 17,790,555, 1,503,060 and 8,806,331 Subordinated Units, respectively. Global GP is (i) the sole general partner of each of the members of the sole general partner of Eagle 1, (ii) the sole general partner of the Eagle 2 Fund, which is the sole member of the general partner of Eagle 2, and (iii) the sole general partner of the sole member of the general partner of Eagle 3. In such capacities, Global GP had the indirect power to direct the voting and disposition of the Common Units beneficially owned by the Eagle Funds prior to the Assignment. Global Investors is the sole general partner of Global GP, and in such capacity may be deemed to have shared beneficial ownership of the Common Units beneficially held by Global GP. Pursuant to the Assignment, each of the Eagle Funds contributed all of the Subordinated Units that they acquired in the First Transaction to Eagle Holdings in exchange for limited partnership interests in Eagle Holdings, and as a result of the Contribution and the First PSA Assignment, none of the Eagle Funds retained any power to vote or dispose of any Subordinated Units or Common Units.

Pursuant to the Second Purchase Agreement, Eagle 4 may be deemed to have beneficially owned 6,438,115 Subordinated Units and 33,704,666 Common Units. Global GP is the managing member of the sole general partner of Eagle 4, and in such capacity may be deemed to have beneficially owned such Subordinated Units and Common Units. Global Investors is the sole general partner of Global GP, and in such capacity may be deemed to have shared beneficial ownership of the Common Units beneficially held by Global GP. Pursuant to the Second PSA Assignment, Eagle 4 assigned its rights and obligations under the Second Purchase Agreement to Eagle Holdings in exchange for limited partnership interests in Eagle Holdings, and as a result of the Assignment, Eagle 4 did not retain any power to vote or dispose of any Subordinated Units or Common Units.

CUSIP No. 16524K 108	13D	Page 14 of 18 Pages

Except for the First Transaction, the Second Transaction, the Contribution and the Assignment, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Units or the Subordinated Units.

(d) None.

(e) On June 22, 2012, following the Assignment, the Eagle Funds and Eagle 4 ceased to be beneficial owners of any Common Units.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the First Purchase Agreement, the Second Purchase Agreement, the Assignment and Contribution Agreement, the Investor Rights Agreement, the Management Rights Agreement and the Director Agreement and is incorporated herein by reference. A copy of the each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated by reference herein.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 16524K 108	13D	Page 15 of 18 Pages

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Purchase Agreement by and among Chesapeake Midstream Holdings, L.L.C. and GIP II Eagle 1 Holding, L.P., GIP II Eagle 2 Holding, L.P. and GIP II Eagle 3 Holding, L.P., dated June 7, 2012 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, dated June 13, 2012 filed by Chesapeake Energy Corporation).

3	Purchase Agreement by and between Chesapeake Midstream Holdings, L.L.C. and GIP II Eagle 4 Holding, L.P., dated June 7, 2012 (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K dated June 13, 2012 filed by Chesapeake Energy Corporation).

4	Assignment and Contribution Agreement by and among GIP II Eagle 1 Holding, L.P., GIP II Eagle 2 Holding, L.P., GIP II Eagle 3 Holding, L.P., GIP II Eagle 4 Holding, L.P. and GIP II Eagle Holding Partnership, L.P., dated June 25, 2012.

5	Investor Rights Agreement by and among Chesapeake Midstream Ventures, L.L.C., Chesapeake Midstream Holdings, L.L.C., GIP-A Holding (CHK), L.P., GIP-B Holding (CHK), L.P., GIP-C Holding (CHK), L.P., GIP II Eagle 1 Holding, L.P., GIP II Eagle 2 Holding, L.P., GIP II Eagle 3 Holding, L.P. and GIP II Eagle 4 Holding, L.P., dated June 15, 2012 (incorporated by reference to Exhibit 1.3 to the Amendment No. 2 to Schedule 13D, dated June 19, 2012, filed by Chesapeake Energy Corporation).

6	Management Rights Agreement by and among GIP II-B Eagle AIV 1, L.P., GIP II Eagle 1 Holding, L.P., GIP II Eagle 2 Holding, L.P., GIP II Eagle 3 Holding, L.P., Chesapeake Midstream Ventures, L.L.C., Chesapeake Midstream GP, L.L.C., Chesapeake Midstream Partners, L.P. and Chesapeake MLP Operating, L.L.C., dated June 15, 2012 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K, dated June 13, 2012, filed by Chesapeake Midstream Partners, L.P.).

7	Director Agreement by and among GIP II Eagle 1 Holding, L.P., GIP II Eagle 2 Holding, L.P., GIP II Eagle 3 Holding, L.P., GIP II Eagle 4 Holding, L.P. and GIP II Eagle Holdings Partnership, L.P., dated June 25, 2012.

CUSIP No. 16524K 108	13D	Page 16 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 2012

GLOBAL INFRASTRUCTURE INVESTORS II, LLC

by:	/s/ Mark Levitt

Name:	Mark Levitt
Title:	Secretary

GLOBAL INFRASTRUCTURE GP II, L.P.

by:	Global Infrastructure Investors II, LLC, its general partner

by:	/s/ Mark Levitt

Name:	Mark Levitt
Title:	Secretary

GIP II EAGLE ACQUISITION HOLDINGS GP, LLC

by:	Global Infrastructure GP II, L.P., its managing member
by:	Global Infrastructure Investors II, LLC, its general partner

by:	/s/ Mark Levitt

Name:	Mark Levitt
Title:	Secretary

GIP II EAGLE HOLDINGS PARTNERSHIP, L.P.

by:	GIP II Eagle Acquisition Holdings GP, LLC, its general partner
by:	Global Infrastructure GP II, L.P., its managing member
by:	Global Infrastructure Investors II, LLC, its general partner

by:	/s/ Mark Levitt

Name:	Mark Levitt
Title:	Secretary

CUSIP No. 16524K 108	13D	Page 17 of 18 Pages

GIP II EAGLE 1 HOLDING, L.P.

by:	GIP II Eagle 1 Holding GP, LLC, its general partner

by:	/s/ Mark Levitt

Name:	Mark Levitt
Title:	Manager

GIP II EAGLE 2 HOLDING, L.P.

by:	GIP II Eagle 2 Holding GP, LLC, its general partner

by:	/s/ Mark Levitt

Name:	Mark Levitt
Title:	Manager

GIP II EAGLE 3 HOLDING, L.P.

by:	GIP II Eagle 3 Holding GP, LLC, its general partner

by:	/s/ Mark Levitt

Name:	Mark Levitt
Title:	Manager

GIP II EAGLE 4 HOLDING, L.P.

by:	GIP II Eagle 4 Holding GP, LLC, its general partner

by:	/s/ Mark Levitt

Name:	Mark Levitt
Title:	Manager

CUSIP No. 16524K 108	13D	Page 18 of 18 Pages

ANNEX A

Directors, Officers and Investment Committee members of Global Infrastructure Investors II, LLC

Name/Title	Name of Employer	Business Address

Adebayo Ogunlesi, Chairman & Managing Partner	Global Infrastructure Management, LLC	12 East 49th Street New York, New York 10017

Joseph Blum, Partner, General Counsel & Compliance Officer	Global Infrastructure Management LLP	5 Wilton Road, London SW1V 1AN United Kingdom

Jonathan Bram, Partner	Global Infrastructure Management, LLC	12 East 49th Street New York, New York 10017

Matthew Harris, Partner	Global Infrastructure Management, LLC	12 East 49th Street New York, New York 10017

Mark Levitt, Chief Operating Officer	Global Infrastructure Management, LLC	12 East 49th Street New York, New York 10017

Michael McGhee, Partner	Global Infrastructure Management LLP	5 Wilton Road, London SW1V 1AN United Kingdom

Gregg Myers, Principal, Director of Finance and Accounting	Global Infrastructure Management, LLC	12 East 49th Street New York, New York 10017

Mehrdad Noorani, Partner	Global Infrastructure Management LLP	5 Wilton Road, London SW1V 1AN United Kingdom

Robert O’Brien, Managing Director, Chief Risk Officer	Global Infrastructure Management, LLC	12 East 49th Street New York, New York 10017

Rajaram Rao, Partner	Global Infrastructure Management LLP	5 Wilton Road, London SW1V 1AN United Kingdom

William Woodburn, Operating Partner	Global Infrastructure Management, LLC	225 High Ridge Road, West Building, Suite 260 Stamford, Connecticut 06905